

January 13, 2014

<u>Via E-mail</u>
Frank J. Monteiro
Chief Financial Officer and Secretary
Platform Specialty Products Corporation
5200 Blue Lagoon Drive, Suite 855
Miami, FL 33126

Re: **Platform Specialty Products Corporation**
Amendment No.1 to Registration Statement on Form S-4
Filed January 2, 2014
File No.333-192778

Dear Mr. Monteiro:

We have reviewed your amended registration statement and have the following comments.

<u>Executive Compensation, page 97</u>

1.   Please update compensation disclosure for fiscal year ended December 31, 2013.

<u>Material U.S. Federal Income Tax Consequences of the Merger and Domestication, page 126</u>

<u>Effect of Section 367, page 128</u>

2.   We note your response to comment six in our letter dated December 23, 2013. Please include a summary of your response in your disclosure. To the extent that you will be subject to the reporting requirements of the Exchange Act at the time the results of the E&P Analysis will become available, please advise whether you intend to also file a Form 8-K disclosing the results of this analysis.

<u>Change in Platform's Certifying Accountant, page 134</u>

3.   Please revise your disclosure to specifically disclose the date that PricewaterhouseCoopers LLP (United Kingdom) resigned. Please also update bullet point (a) regarding any reportable events or disagreements with the former accountant to include the period through the effective date of resignation. Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with these revised statements regarding the change in accountant in your amended Form S-4. Refer to Item 304 of Regulation S-K.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Lisa Etheredge, Staff Accountant, at 202-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Via E-mail
     Kara MacCullough, Esq.
     Grant J. Levine, Esq.
     Greenberg Traurig, P.A.